

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

Via E-mail
Mr. Patrick Howard
President and Chief Executive Officer
T Bancshares, Inc.
16000 Dallas Parkway, Suite 125
Dallas, Texas 75248

Re: T Bancshares, Inc.
         File No. 333-177766
         Form S-1 filed November 4, 2011

Dear Mr. Howard:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Revise the disclosures regarding the limited public offering to indicate the latest date that it can be extended.

Prospectus Summary
Business Strategy, page 3

2. Address here, or in another part of the Summary, the continuing impact on future growth resulting from the regulatory restrictions prohibiting a loan to deposit ratio in excess of 85% and the prohibition of paying more than 75 basis points over the national average for deposits.

Management Team, page 5

3. Revise the third and fifth bullets to disclose if any additional charges or recoveries are expected related to consumer restitution issues and income accrual issues with the collective investment funds.

The Rights Offering
Limited Public Offering, page 10

4. Revise to disclose if officers, directors, or their affiliates will be able to participate in any limited public offering and, if so, have they indicated an intention to purchase.

Risk Factors, page 13

5. Please revise the first risk factor as follows:
   - revise the caption to state that you are not in compliance with the April 2010 Agreement with the U.S. Comptroller of the Currency and identify the risk that the Comptroller of the Currency will take further action against you;
   - identify those provisions with which you are not in compliance and discuss the extent of your non-compliance;
   - disclose the reasons that the Comptroller requested that you enter into the April 2010 Agreement including its finding that you violated the Federal Trade Commission Act by engaging in unfair practices regarding to consumer deposits and engaged in unsafe and unsound banking practices relating to asset quality, liquidity management and earnings;
   - disclose that in 2010 you also entered in to a consent order with the Comptroller of the Currency for a civil money penalty; and
   - disclose that the 2010 Agreement with the U.S. Comptroller of the Currency replaced a 2008 Consent Cease and Desist Order issued by the U.S. Comptroller of the Currency.

6. Please consider adding a risk factor addressing the risks relating to the decline in both loans and deposits including the twenty two percent drop in loans from 2009 to 2010 and the eleven percent drop in deposits from 2009 to 2010.

7. Please revise the second risk factor on page 22 relating to dividends to disclose the restrictions on your ability to pay dividends under your April 2010 Agreement with the U.S. Comptroller of the Currency.

Incorporation of Certain Documents …, 47

8. Revise to update for recently filed reports. In addition, update the Prospectus where appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney